Filed by The Charles Schwab Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: optionsXpress Holdings, Inc.

Commission File No.: 001-32419

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements that refer to expectations, projections or other characterizations of future events or circumstances and are identified by words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “plan,” “will,” “may,” “aim,” “target,” “could,” “should,” “continue,” “build,” “improve,” “growth,” “increase”, and other similar expressions. These forward-looking statements relate to the business combination transaction involving The Charles Schwab Corporation (“Schwab”) and optionsXpress Holdings, Inc. (“optionsXpress”), including expected synergies; timing of closing; client and stockholder benefits; management; accretion; growth; client retention; and merger-related charges which reflect management’s beliefs, objectives and expectations as of the date hereof. Achievement of the expressed beliefs, objectives and expectations is subject to risks and uncertainties that could cause actual results to differ materially from those beliefs, objectives or expectations. Important transaction-related factors that may cause such differences include, but are not limited to, the risk that expected revenue, expense and other synergies from the transaction may not be fully realized or may take longer to realize than expected; the parties are unable to successfully implement their integration strategies; failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all, including regulatory approvals; failure of the optionsXpress stockholders to approve the merger; and disruptions to the parties’ businesses as a result of the announcement and pendency of the merger. Other important factors include general market conditions, including the level of interest rates, equity valuations and trading activity; the parties’ ability to attract and retain clients and grow client assets/relationships; competitive pressures on rates and fees; the level of client assets, including cash balances; the impact of changes in market conditions on money market fund fee waivers, revenues, expenses and pre-tax margins; capital needs; the parties’ ability to develop and launch new products, services and capabilities in a timely and successful manner; the effect of adverse developments in litigation or regulatory matters; any adverse impact of financial reform legislation and related regulations; and other factors set forth in Schwab’s and optionsXpress’ Annual Reports on Form 10-K for the fiscal year ended December 31, 2010. Schwab and optionsXpress disclaim any obligation and do not intend to update or revise any forward-looking statements.

In connection with the proposed transaction, Schwab will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of optionsXpress. optionsXpress will mail the final proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and other relevant documents filed with the SEC when they become available because they will contain important information. Copies of all documents filed with the SEC regarding the proposed transaction may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). These documents, when available, may also be obtained, free of charge, from Schwab’s website, www.aboutschwab.com/investor, under the tab “Financials and SEC Filings” or from optionsXpress’ website, www.optionsXpress.com/investor, under the item “SEC Filings”.

Schwab, optionsXpress and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the optionsXpress stockholders in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of the stockholders of optionsXpress in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about Schwab’s executive officers and directors is available in Schwab’s Annual Report on Form 10-K filed with the SEC on February 25, 2011 and Schwab’s definitive proxy statement filed with the SEC on March 30, 2011. Information about optionsXpress’ executive officers and directors is available in optionsXpress’ definitive proxy statement filed with the SEC on April 15, 2010. You can obtain free copies of these documents from Schwab and optionsXpress using the contact information above.

The following is a communication to be distributed to Schwab’s customers at its Active Investor Forum on April 2, 2011.

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Schwab Acquisition of optionsXpress FAQs for Schwab Active Investor Customers

April 1, 2011

Q: Why is Schwab acquiring optionsXpress?

A: optionsXpress will bring product breadth and diversity to the extremely important Active Investor business, allowing Schwab to deepen its capabilities in this area. Specifically, optionsXpress offers sophisticated trading tools and technology for options traders as well as the ability to trade futures and forex. optionsXpress also offers extensive education on derivatives trading that will deepen Schwab’s existing educational offer.

Q: When will the acquisition be complete?

A: We are targeting Q3, 2011 for completion; however, the acquisition is subject to optionsXpress stockholder approval, regulatory approvals, and customary closing conditions.

Q: What impact will this have on me, an existing Schwab client?

A: For now, there will be no impact on Schwab or optionsXpress clients. Until the acquisition is complete, optionsXpress will continue to operate separately as an independent company. After the deal closes, we look forward to making innovative technology from optionsXpress available to Schwab clients and making Schwab’s breadth of investment products and services available to optionsXpress clients.

Q: Will commission rates be changing because of this acquisition?

A: All decisions about commissions at Schwab and optionsXpress will continue to be made by Schwab or optionsXpress, respectively, as independent companies until the transaction closes. We will provide information related to the transition as soon as possible after the transaction is completed.

Q: As a Schwab client, do I need to move over to the optionsXpress trading platforms?

A: There will be no change in the trading experience for Schwab clients before the transaction closes. After closing, we will leverage the combined strengths of optionsXpress and Schwab to deliver an outstanding trading experience to clients interested in equity, options, futures, and forex trading.

Q: I am a Schwab client and already have an account with optionsXpress. Who should I call regarding customer service issues?

A: If the issue is related to your Schwab account, you should call Schwab customer service. If the issue is related to your optionsXpress account, you should call optionsXpress customer service. Once the acquisition is complete, we will provide more information related to customer service.

Q: I just started using StreetSmart Edge™. After the acquisition is complete, will Schwab be merging this platform with the optionsXpress trading platform or retiring it and replacing it with the optionsXpress platform?

A: We will continue to develop StreetSmart Edge and encourage clients to try this new platform for their trading. After the acquisition is complete, we plan to incorporate the best of optionsXpress’s trading platform capabilities so that clients are able to get the best possible trading experience.

Q: How quickly can I expect to see some integration efforts between Schwab and optionsXpress?

A: Not until after the acquisition is complete, as Schwab and optionsXpress will remain separate, independent companies until then. Our first priority is to work on closing the acquisition deal, and we are targeting Q3 for that. However, the acquisition is subject to optionsXpress stockholder approval, regulatory approvals, and customary closing conditions.

Q: I trade on Schwab.com. How will my trading experience change?

A: It is too early to say. Until closing, the pending acquisition will have no impact on the Schwab.com trading experience. Once the acquisition is complete, we will look at the capabilities of both firms and determine how to bring the best possible trading experience to our clients.

Q: Will optionsXpress clients be allowed to participate in the Active Investor Community?

A: Until closing, Schwab and optionsXpress are still separate and independent companies, and optionsXpress clients are unable to utilize the Schwab AI Community unless they are also Schwab AI clients.

Q: I trade futures through Lind-Waldock. Will this continue or will I need to trade futures through optionsXpress?

A: Nothing is changing for Schwab clients trading futures at Lind-Waldock. Until the transaction is complete, optionsXpress and Schwab will continue to operate separately as independent companies, and there will be no impact on the trading experience of clients at either firm.

Q: How will my options trading experience improve as a result of this acquisition?

A: The combined strengths of optionsXpress and Schwab should deliver an outstanding trading experience to clients interested in equity, options, futures, and forex trading. It is premature at this time to discuss specifics.

Q: Will my Schwab options service be changing as a result of this acquisition?

A: There are no planned changes to your Schwab options service as a result of this acquisition.

Q: Should I move to optionsXpress now, since it will become part of Schwab?

A: While the acquisition is pending, the two companies will continue to operate and compete as separate and independent companies, so we do not encourage movement. The closing of the acquisition is subject to optionsXpress stockholder approval, regulatory approvals, and customary closing conditions.

Additional Information

In connection with the proposed transaction, Schwab will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of optionsXpress. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and other relevant documents filed with the SEC when they become available, because they will contain important information. Copies of all documents filed with the SEC regarding the proposed transaction may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). These documents, when available, may also be obtained, free of charge, from Schwab’s website, www.aboutschwab.com/investor, under the tab “Financials and SEC Filings” or from optionsXpress’ website, www.optionsXpress.com/investor, under the item “SEC Filings.” Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Schwab’s Annual Report on Form 10-K filed with the SEC on February 25, 2011, and Schwab’s definitive proxy statement filed with the SEC on March 30, 2011. Information about optionsXpress’ executive officers and directors is available in optionsXpress’ definitive proxy statement filed with the SEC on April 15, 2010. This document contains forward-looking statements, which involve a number of significant risks and uncertainties.

Options, futures, and forex trading carry high levels of risk and are not suitable for all investors. Schwab does not trade futures or foreign currencies for its customers, and is neither a Futures Commission Merchant nor a forex dealer. Please read the “Risk Disclosure Statement for Futures and Options” before considering any futures transactions.

Certain requirements must be met to trade options through Schwab. Please read the Options Disclosure Document titled “Characteristics and Risks of Standardized Options” before considering any option transaction. Call Schwab at 1-800-435-4000 for a current copy.

©2011 Charles Schwab & Co., Inc. All rights reserved. Member SIPC. CS 0411-2346 (04/11)